Dear Customer,                                                                                                                                                                         August 7, 2015

We at First National Bank of Fredericksburg are excited about our pending merger with First Citizens Community Bank and would like to introduce First Citizens to you.  By now you may have heard of the recent announcement that First Citizens Community Bank, an 18-branch bank headquartered in Mansfield, Pennsylvania, and the First National Bank of Fredericksburg have agreed to merge.  We wanted to take this opportunity to provide some background about First Citizens so you can feel confident that your banking relationship is of the greatest importance not only to us at First National Bank of Fredericksburg but also to First Citizens.

First Citizens embraces the values of a true community bank.  Consistently exceeding customer expectations, cultivating effective employees, delivering superior shareholder value and exhibiting social responsibility and good citizenship have been the foundation for their success.  Over the last 10 years, First Citizens has experienced tremendous growth and they remain both honored and humbled by the recognition they receive for their efforts.

•	Consistently ranked one of the top performing community banks in the country
•	Ranked 21st most efficient bank in the nation and 1st in the state of Pennsylvania
•	Consistently receive a 5-star rating from Bauer Financial, Inc.

But there’s so much more to who they are…

Exceeding Customer Expectations is at the core of everything we do — making every customer feel significant by proactively understanding their needs and finding solutions to help improve their lives.  And it has worked for both our customers and us!  For over 20 years we’ve been the #1 Mortgage Lender in the northern tier of Pennsylvania.  And, we were recently named the #1 Small Business Lender and the #1 Agricultural Lender in Tioga, Bradford and Potter counties.

Employee Engagement is crucial to customer satisfaction which we believe drives financial performance.  This is not just a philosophy at First Citizens but a fact.   Customer surveys have revealed that:

•	94% of mortgage and home equity customers are highly satisfied and would refer us to family and friends
•	92% of customers ranked our employees above average for professionalism, product knowledge and true concern for the customers

Investment in Community is vital to our success. Our financial achievements would mean nothing if we could not share it with our communities.  We have a long history of contributing knowledge, skills, time and money to improve the economic and social vitality of the communities we serve.  We encourage our employees to participate whenever and wherever possible and we strive to be a leader and role model for others.  Over the last 5 years, we’ve contributed over $1 million to education, youth, health care, agriculture and community development.

To learn more about First Citizens Community Bank, please visit us at www.FirstCitizensBank.com.  We’ll be sending more information about the pending merger to you in the coming weeks.  We look forward to the joining of our respective families.  If you have questions or matters that you would like to discuss in more detail, please contact Wendy Dorsey (717-202-3928) at First National Bank of Fredericksburg or Wendy Southard (570-662-0424) at First Citizens Community Bank.

Best Regards,

/s/ Rodney P. Seidel                                                 /s/ Randall E. Black
Rodney P. Seidel                                               Randall E. Black
CEO and President                                                   CEO and President
The First National Bank of Fredericksburg                                              First Citizens Community Bank

Additional Information About the Proposed Merger and Where to Find It

Citizens Financial Services, Inc. (“Citizens”), the holding company for First Citizens Community Bank, will file a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, which will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger.  STOCKHOLDERS OF THE FIRST NATIONAL BANK OF FREDERICKSBURG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO IT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus (when it becomes available) and any other documents Citizens has filed and will file with the SEC may be obtained free of charge at the SEC's website (www.sec.gov).  In addition, copies of the documents Citizens has filed or will file with the SEC may be obtained free of charge by contacting Randall E. Black, Citizens Financial Services, Inc., 15 South Main Street, Mansfield, PA 16933.

This letter does not constitute an offer of any securities for sale.  The shares of common stock of Citizens are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.